   UNITED STATES OMB APPROVAL

    SECURITIES AND EXCHANGE COMMISSION

 OMB Number: 3235-0058

      Washington, D.C. 20549

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FORM 12b-25

SEC FILE NUMBER

811-08637

NOTIFICATION OF LATE FILING

CUSIP NUMBER Not Applicable

(Check one):

Form 10-K

Form 20-F          Form 11-K              Form 10-Q           Form 10-D         Form N-SAR           X   Form N-CSR

For Period Ended: March 31, 2014

Transition Report on Form 10-K Transition Report on Form 20-F Transition Report on Form 11-K Transition Report on Form 10-Q Transition Report on Form N-SAR For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________________________

PART I — REGISTRANT INFORMATION

The Pacific Corporate Group Private Equity Fund

Full Name of Registrant

____________________________________________________________________________________________________________ Former Name if Applicable

1015 Ocean Boulevard
PO Box 181978

Address of Principal Executive Office (Street and Number)

Coronado, CA 92118

Coronado, CA 92718

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)                                                                                                              The subject annual report, semi -annual report, transition report on Form 10-K, Form 20-F, Form 11 -K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on

                X                             or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion  thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form N-CSR for the fiscal year ended March 31, 2014 by the prescribed filing deadline without unreasonable effort or expense because it has not yet received certain necessary financial information from certain of its underlying investments, leaving the Registrant unable to complete and have its financial statements for the year ended

March 31, 2014, which are to be included as Item 1 to its Form N-CSR, available for filing prior to such deadline.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Christopher J. Bower	619	522-9950
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding
12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).  Yes   X No

The Registrant’s Form N-SAR for the period ended Mach 31, 2014 has not yet been file. On June 3, 2014, the Registrant filed a notification on late filing on Form 12b-25 with respect to its

Form N-SAR. The Registrant’s Form N-SAR will be filed on or before the fifteenth calendar day following the prescribed due date.

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the

subject report or portion thereof ?   Yes     X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Pacific Corporate Group Private Equity Fund

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 9, 2014                                                                                    By /s/ Christopher J. Bower

President / Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549,

in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the

Commission files.

3.A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13 (b) of Regulation S-T (§232.13(b) of this chapter).

SEC 1344 (04-09)

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